UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 10, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group AG audited standalone financial statements for the year ended 31 December 2016, as well as the consent of Ernst & Young Ltd. with respect thereto, which appear immediately following this page.

UBS Group AG

Standalone financial statements for the year ended 31 December 2016

Table of contents

2		UBS Group AG standalone financial statements

2		Income statement
3		Balance sheet
4		Statement of appropriation of retained earnings and proposed dividend distribution out of capital contribution reserve

5	1	Corporate information
6	2	Accounting policies

8		Income statement notes
8	3	Dividend income from the investment in UBS AG
8	4	Other operating income
8	5	Financial income
8	6	Personnel expenses
8	7	Other operating expenses
8	8	Financial expenses

9		Balance sheet notes
9	9	Liquid assets
9	10	Marketable securities
9	11	Other short-term receivables
9	12	Accrued income and prepaid expenses
10	13	Investments in subsidiaries
10	14	Financial assets
11	15	Accrued expenses and deferred income
11	16	Long-term interest-bearing liabilities
11	17	Compensation-related long-term liabilities
11	18	Share capital
12	19	Treasury shares

13		Additional information
13	20	Guarantees
13	21	Assets pledged to secure own liabilities
13	22	Contingent liabilities
14	23	Significant shareholders
15	24	Share and option ownership of the members of the Board of Directors, the Group Executive Board and other employees
16	25	Related parties

17		Report of the statutory auditor on the financial statements
19		Independent auditor’s report related to the issue of new shares from conditional capital

UBS Group AG standalone financial statements

Audited |

Income statement
		For the year ended		% change from
CHF million	Note	31.12.16	31.12.15	31.12.15
Dividend income from the investment in UBS AG	3	5,684	2,869	98
Other operating income	4	44	49	(11)
Financial income	5	475	294	61
Operating income		6,202	3,213	93
Personnel expenses	6	23	9	146
Other operating expenses	7	35	171	(80)
Financial expenses	8	512	267	91
Operating expenses		569	447	27
Profit / (loss) before income taxes		5,633	2,765	104
Tax expense / (benefit)		27	9	201
Net profit / (loss)		5,606	2,756	103

UBS Group AG standalone financial statements

Balance sheet
				% change from
CHF million	Note	31.12.16	31.12.15	31.12.15

Assets
Liquid assets	9	1,714	1,442	19
Marketable securities	10	78	85	(8)
Other short-term receivables	11	2,830	632	348
Accrued income and prepaid expenses	12	469	264	78
Total current assets		5,090	2,422	110
Investments in subsidiaries	13	40,451	40,431	0
of which: investment in UBS AG		40,376	40,376	0
Financial assets	14	8,162	5,475	49
Prepaid assets		27	54	(49)
Other intangible assets		21	0
Total non-current assets		48,661	45,959	6
Total assets		53,751	48,381	11
of which: amounts due from subsidiaries		12,762	7,503	70

Liabilities
Current interest-bearing liabilities		595	736	(19)
Accrued expenses and deferred income	15	1,487	1,006	48
Total short-term liabilities		2,082	1,741	20
Long-term interest-bearing liabilities	16	7,865	5,106	54
Compensation-related long-term liabilities	17	3,479	3,119	12
Total long-term liabilities		11,344	8,225	38
Total liabilities		13,427	9,966	35
of which: amounts due to subsidiaries		612	750	(18)

Equity
Share capital	18	385	385	0
General reserves		34,886	37,006	(6)
of which: statutory capital reserve		34,886	37,006	(6)
of which: capital contribution reserve		34,886	38,035	(8)
of which: other capital reserve		0	(1,029)	(100)
Voluntary earnings reserve		1,716	(10)
Treasury shares	19	(2,271)	(1,724)	32
Reserve for own shares held by subsidiaries		2	1	144
Net profit / (loss)		5,606	2,756	103
Equity attributable to shareholders		40,324	38,415	5
Total liabilities and equity		53,751	48,381	11

Statement of appropriation of retained earnings and proposed dividend distribution out of capital contribution reserve

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 4 May 2017 approves the following appropriation of retained earnings.

Proposed appropriation of retained earnings

For the year ended
CHF million	31.12.16
Net profit for the period	5,606
Retained earnings carried forward	0
Total retained earnings available for appropriation	5,606

Proposed appropriation of retained earnings
Appropriation to voluntary earnings reserve	(5,606)
Retained earnings carried forward	0

Proposed dividend distribution out of capital contribution reserve

The Board of Directors proposes that the AGM on 4 May 2017 approves an ordinary dividend distribution of CHF 0.60 in cash per share of CHF 0.10 par value payable out of the capital contribution reserve. Provided that the proposed dividend distribution out of the capital contribution reserve is approved, the payment of CHF 0.60 per share will be made on 10 May 2017 to holders of shares on the record date 9 May 2017. The shares will be traded ex-dividend as of 8 May 2017 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 5 May 2017.

CHF million, except where indicated	31.12.16
Total statutory capital reserve: capital contribution reserve before proposed distribution¹	34,886
Proposed ordinary distribution of capital contribution reserve within statutory capital reserve: CHF 0.60 per dividend-bearing share²	(2,310)
Total statutory capital reserve: capital contribution reserve after proposed distribution	32,576

1 The Swiss Federal Tax Administration confirmed that UBS Group AG would be able to repay to shareholders a maximum amount of CHF 23.4 billion of the disclosed capital contribution reserve (status as of 31 December 2015) without being subject to the withholding tax deduction that applies to dividends paid out of retained earnings. As of 31 December 2016, the amount decreased by CHF 3.2 billion as a consequence of the dividend distribution in 2016.    2 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of CHF 2,310 million presented is based on the total number of shares issued as of 31 December 2016.

UBS Group AG standalone financial statements

Note 1  Corporate information

UBS Group AG is incorporated and domiciled in Switzerland and its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Group AG operates under the Swiss Code of Obligations as a corporation limited by shares (Aktiengesellschaft), a corporation that has issued shares of common stock to investors.

UBS Group AG is the ultimate holding company of the UBS Group, the grantor of the majority of UBS’s deferred compensation plans, and also issues long-term capital instruments.

Establishment of UBS Group AG

UBS Group AG was incorporated on 10 June 2014 as a wholly owned subsidiary of UBS AG and on 29 September 2014, UBS Group AG launched an offer to acquire all issued ordinary shares of UBS AG. Following the exchange offer and subsequent private exchanges, UBS Group AG acquired 96.68% of UBS AG shares by 31 December 2014.

In March 2015, UBS Group AG initiated a procedure under article 33 of the Swiss Stock Exchange Act (SESTA procedure). After the successful completion of the SESTA procedure in August 2015, UBS Group AG owns 100% of the issued shares of UBS AG.

Transfer of deferred compensation plans

As part of the Group reorganization in 2014, UBS Group AG assumed obligations of UBS AG as grantor in connection with certain outstanding awards under employee share, option, notional fund and deferred cash compensation plans. At the same time, UBS Group AG acquired the beneficial ownership of the financial assets and 90.5 million treasury shares of UBS Group AG held to hedge the economic exposure arising from these plans. As a result of the transfer, UBS Group AG assumed all responsibilities and rights associated with the grantor role for these plans from UBS AG, including the right of recharge to its subsidiaries employing the personnel.

Obligations relating to deferred compensation plans which are required to be, and have been, granted by employing and / or sponsoring subsidiaries have not been assumed by UBS Group AG and continue on this basis. Furthermore, obligations related to other compensation awards, such as defined benefit pension plans and other local awards, have not been assumed by UBS Group AG and are retained by the relevant employing and / or sponsoring subsidiaries.

Issuance of additional tier 1 capital instruments

During 2016, UBS Group AG continued to issue perpetual capital notes, which qualify as Basel III additional tier 1 (AT1) capital on a consolidated UBS Group basis. The proceeds from the issuances of those instruments were on-lent to UBS AG for funding purposes.

→   Refer to Note 16 for more information on the main terms and conditions of the perpetual capital notes issued during 2016 and 2015

Furthermore, UBS Group AG granted Deferred Contingent Capital Plan (DCCP) awards to UBS Group employees during 2016 and 2015. These DCCP awards also qualify as Basel III AT1 capital on a consolidated UBS Group basis.

As of 31 December 2016, UBS Group AG’s distributable items for the purpose of additional tier 1 capital instruments were CHF 39.9 billion (31 December 2015: CHF 38.0 billion). For this purpose, distributable items are defined in the terms and conditions of the relevant instruments as the aggregate of (i) net profits carried forward and (ii) freely distributable reserves, in each case, less any amounts that must be contributed to legal reserves under applicable law.

Note 2  Accounting policies

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).

The functional currency of UBS Group AG is the Swiss franc. The significant accounting and valuation principles applied are described below.

Foreign currency translation

Transactions denominated in foreign currency are translated into Swiss francs at the spot exchange rate on the date of the transaction. At the balance sheet date, all current assets and short-term liabilities as well as Financial assets measured at fair value, which are denominated in a foreign currency, are translated into Swiss francs using the closing exchange rate. For other non-current assets and long-term liabilities, where the asset mirrors the terms of a corresponding liability or the asset and liability otherwise form an economic hedge relationship, the asset and liability are treated as one unit of account for foreign currency translation purposes, with offsetting unrealized foreign currency translation gains and losses based on the closing exchange rate presented net in the income statement. Investments in subsidiaries measured at historic cost are translated at the spot exchange rate on the date of the transaction. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS Group AG are provided in Note 34 to the consolidated financial statements.

Marketable securities

Marketable securities include investments in alternative investment vehicles (AIVs) with a short-term holding period. The holding period is deemed short-term if the vesting of the awards hedged by the AIV is within 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Financial assets

Financial assets include investments in AIVs with a long-term holding period. The holding period is deemed long-term if the vesting of the awards hedged by the AIV is more than 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on their quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Investments in AIVs that have no quoted market price or no other observable market price are recognized as Financial assets and are measured at their acquisition cost adjusted for impairment losses.

Financial assets further include loans granted to UBS AG which substantially mirror the terms of additional tier 1 perpetual capital notes issued. The loans are measured at nominal value.

→   Refer to Note 14 for more information

Investments in subsidiaries

Investments in subsidiaries are equity interests that are held to carry on the business of UBS Group or for other strategic purposes. They include all subsidiaries directly held by UBS Group AG through which UBS conducts its business on a global basis. The investments are measured individually and carried at cost less impairment.

→   Refer to Note 13 for more information

→   Refer to Note 2  in the “Consolidated financial statements” section of this report for a description of businesses of the UBS Group

Treasury shares

Treasury shares acquired by UBS Group AG are recognized at acquisition cost and are presented as a deduction from shareholders’ equity. Upon disposal or settlement of related share awards, the realized gain or loss is recognized through the income statement as Financial income and Financial expenses, respectively. For settlement of related share awards, the realized gains and losses on treasury shares represent the difference between the market price of the treasury shares at settlement and their acquisition cost.

For shares of UBS Group AG acquired by a direct or indirect subsidiary, a Reserve for own shares held by subsidiaries is generally created in UBS Group AG’s equity. However, where UBS AG or UBS Switzerland AG acquire shares of UBS Group AG and hold them in their trading portfolios, no Reserve for own shares held by subsidiaries is created.

→   Refer to Note 19 for more information

UBS Group AG standalone financial statements

Note 2  Accounting policies (continued)

Equity participation and other compensation plans

Transfer from UBS AG to UBS Group AG

The transfer of the deferred compensation plans and related hedging assets in 2014 was conducted on an arm’s length basis, with a step-up of the plan obligation to fair value. This step-up resulted in a net liability that was recorded in the standalone financial statements of UBS AG and transferred to UBS Group AG (net liability related to deferred compensation plan transfer) in 2014. The fair value of this net liability is taken into account in the income statement over the average vesting period (for share awards) or upon exercise / expiry (for option awards) as Other operating income. Upon exercise of option awards that are settled using conditional capital, the fair value of this net liability is recorded in the Statutory capital reserve within  General reserves. The difference between the fair value of the hedging assets and the fair value of the obligations on the plans transferred was compensated for with a loan from UBS AG to UBS Group AG.

Equity participation plans

The grant date fair value of equity-settled share-based compensation awards granted to employees is generally recognized over the vesting period of the awards. Awards granted in the form of UBS Group AG shares and notional shares are settled by delivering UBS Group AG shares at vesting and are recognized as Compensation-related long-term liabilities if vesting is more than 12 months after the balance sheet date or as Accrued expenses and deferred income if vesting is within 12 months from the balance sheet date. The amount recognized is adjusted for forfeiture assumptions, such that the amount ultimately recognized is based on the number of awards that meet the related service conditions at the vesting date. The grant date fair value is based on the UBS Group AG share price, taking into consideration post-vesting sale and hedge restrictions, non-vesting conditions and market conditions, where applicable.

Upon settlement of the share awards, any realized gain or loss is recognized in the income statement as Other operating income and Other operating expenses, respectively. Realized gains and losses on share awards represent the difference between the market price of the treasury shares at settlement and the grant date fair value of the share awards.

For certain awards, employees receive beneficial and legal ownership of the underlying UBS Group AG shares at the grant date (prepaid awards). Such prepaid awards are recognized as Prepaid assets if vesting is more than 12 months after the balance sheet date or as Accrued income and prepaid expenses if vesting is within 12 months from the balance sheet date.

Shares awarded to employees that are settled using conditional capital are accounted for as follows at settlement: the amount paid by the employees for the nominal value of the shares awarded is recorded in Share capital, while any paid amount exceeding the nominal value is considered to be share premium and is recorded in the Statutory capital reserve within  General reserves.

Other compensation plans

Deferred compensation plans that are not share-based, including DCCP awards and awards in the form of AIVs, are accounted for as cash-settled awards. The present value or fair value of the amount payable to employees that is settled in cash is recognized as a liability generally over the vesting period, as Compensation-related long-term liabilities if vesting is more than 12 months after the balance sheet date and as Accrued expenses and deferred income if vesting is within 12 months from the balance sheet date. The liabilities are remeasured at each balance sheet date at the present value of the corresponding DCCP award and the fair value of investments in AIVs, respectively. Gains and losses resulting from remeasurement of the liabilities are recognized in Other operating income and Other operating expenses, respectively.

Recharge of compensation expenses

Expenses related to deferred compensation plans are recharged by UBS Group AG to its subsidiaries employing the personnel. Upon recharge, UBS Group AG recognizes a receivable from its subsidiaries corresponding to a liability representing its obligation toward employees.

Dispensations in the standalone financial statements

As UBS Group AG prepares consolidated financial statements in accordance with IFRS, UBS Group AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows, as well as certain note disclosures.

Income statement notes

Note 3  Dividend income from the investment in UBS AG

Dividend income received from UBS AG in 2016 consists of CHF 3,434 million related to the financial year ended 31 December 2015, which was approved by the Annual General Meeting of Shareholders of UBS AG on 4 May 2016, and CHF 2,250 million related to the financial year ended 31 December 2016, which was approved by the Annual General Meeting of Shareholders of UBS AG on 2 March 2017.

Note 4  Other operating income

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Fair value gains on alternative investment vehicles awards	6	13	(57)
Gains related to equity-settled awards	24	29	(18)
Amortization of net liability related to deferred compensation plan transfer	2	6	(64)
Commission income from guarantees issued	12	1	813
Total other operating income	44	49	(11)

Note 5  Financial income

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Treasury share gains	0	32	(100)
Interest income on long-term receivables from UBS AG	470	253	86
Foreign currency translation gains	4	10	(58)
Total financial income	475	294	61

Note 6  Personnel expenses

Personnel expenses include recharges from UBS AG for personnel-related costs for activities performed by UBS AG personnel for the benefit of UBS Group AG.

UBS Group AG had no employees throughout 2016 and 2015. All employees of the UBS Group, including the members of the Group Executive Board (GEB) of UBS Group AG, were employed by subsidiaries of UBS Group AG. As of 31 December 2016, the UBS Group employed 59,387 personnel (31 December 2015: 60,099) on a full-time equivalent basis.

Note 7  Other operating expenses

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Losses related to equity-settled awards	3	147	(98)
Capital tax	13	13	(1)
Stamp tax	0	1	(75)
Other	18	11	71
Total other operating expenses	35	171	(80)

Note 8  Financial expenses

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Fair value losses on marketable securities and financial assets	3	12	(77)
Impairment losses on financial assets	3	1	322
Treasury share losses	35	0
Interest expense on interest-bearing liabilities	469	255	84
Brokerage fees paid	2	0
Total financial expenses	512	267	91

UBS Group AG standalone financial statements

Balance sheet notes

Note 9  Liquid assets

Liquid assets comprise current accounts held at UBS Switzerland AG.

Note 10  Marketable securities

Marketable securities include investments in AIVs related to compensation awards vesting within 12 months after the balance sheet date.

Note 11  Other short-term receivables

As of 31 December 2016, other short-term receivables were mainly comprised of a CHF 2,250 million dividend receivable from UBS AG related to the financial year ended 31 December 2016 and CHF 557 million in receivables from employing entities related to compensation awards. As of 31 December 2015, other short-term receivables were mainly comprised of CHF 632 million in receivables from employing entities related to compensation awards.

Note 12  Accrued income and prepaid expenses

			% change from
CHF million	31.12.16	31.12.15	31.12.15
Accrued interest income	375	257	46
Other prepaid expenses	93	7
Total accrued income and prepaid expenses	469	264	78

Note 13  Investments in subsidiaries

Unless otherwise stated, the subsidiaries listed in the tables below have share capital consisting solely of ordinary shares, which are held by UBS Group AG or UBS AG, respectively. The proportion of ownership interest held is equal to the voting rights held by UBS Group AG or UBS AG, respectively. The country where the respective registered office is located is also the principal place of business. UBS AG operates through a global network of branches and a significant proportion of its business activity is conducted outside Switzerland in the UK, US, Asia Pacific and other countries. UBS Europe SE has branches and offices in a number of EU member states, including branches in Germany, Italy, Luxembourg and Spain.

Subsidiaries of UBS Group AG as of 31 December 2016
Company	Registered office		Share capital in million		Equity interest accumulated in %
UBS AG	Zurich and Basel, Switzerland		CHF	385.8	100.0
UBS Business Solutions AG	Zurich, Switzerland		CHF	1.0	100.0
UBS Group Funding (Jersey) Ltd.	St. Helier, Jersey		CHF	0.0	100.0
UBS Group Funding (Switzerland) AG	Zurich, Switzerland		CHF	0.1	100.0

Individually significant subsidiaries of UBS AG as of 31 December 2016
Company	Registered office	Primary business division	Share capital in million		Equity interest accumulated in %
UBS Americas Holding LLC	Wilmington, Delaware, USA	Corporate Center	USD	2,250.0¹	100.0
UBS Asset Management AG	Zurich, Switzerland	Asset Management	CHF	43.2	100.0
UBS Bank USA	Salt Lake City, Utah, USA	Wealth Management Americas	USD	0.0	100.0
UBS Europe SE	Frankfurt, Germany	Wealth Management	EUR	176.0	100.0
UBS Financial Services Inc.	Wilmington, Delaware, USA	Wealth Management Americas	USD	0.0	100.0
UBS Limited	London, United Kingdom	Investment Bank	GBP	226.6	100.0
UBS Securities LLC	Wilmington, Delaware, USA	Investment Bank	USD	1,283.1²	100.0
UBS Switzerland AG	Zurich, Switzerland	Personal & Corporate Banking	CHF	10.0	100.0

1 Comprised of common share capital of USD 1,000 and non-voting preferred share capital of USD 2,250,000,000.    2 Comprised of common share capital of USD 100,000 and non-voting preferred share capital of USD 1,283,000,000.

Individually significant subsidiaries of UBS AG are those entities that contribute significantly to the Group’s financial position or results of operations, based on a number of criteria, including the subsidiaries’ equity and their contribution to the Group’s total assets and profit or loss before tax, in accordance with Swiss regulations.

During 2016, the majority of the operating subsidiaries of Asset Management were transferred to UBS Asset Management AG to create a holding structure spanning the division’s global activities outside the US. Also in 2016,  UBS AG’s direct Wealth Management subsidiaries UBS (Italia) SpA, UBS (Luxembourg) S.A. (including its branches in Austria, Denmark and Sweden), UBS Bank S.A. (Madrid) and UBS Bank (Netherlands) B.V. were merged into UBS Deutschland AG, which was renamed to UBS Europe SE and is headquartered in Frankfurt, Germany.

UBS Americas Holding LLC, UBS Asset Management AG, UBS Europe SE, UBS Limited and UBS Switzerland AG are fully held by UBS AG. UBS Bank USA, UBS Financial Services Inc. and UBS Securities LLC are fully held, directly or indirectly, by UBS Americas Holding LLC.

→   Refer to Note 28 in the “Consolidated financial statements” section of this report  for more information

Note 14  Financial assets

			% change from
CHF million	31.12.16	31.12.15	31.12.15
Long-term receivables from UBS AG¹	7,865	5,171	52
Investments in alternative investment vehicles at fair value related to awards vesting after 12 months	291	294	(1)
Investments in alternative investment vehicles at cost less impairment	6	9	(33)
Total financial assets	8,162	5,475	49
1 Long-term receivables from UBS AG include the onward lending of the proceeds from the issuances of additional tier 1 perpetual capital notes.

UBS Group AG standalone financial statements

Note 15  Accrued expenses and deferred income

			% change from
CHF million	31.12.16	31.12.15	31.12.15
Short-term portion of net liability related to deferred compensation plan transfer	1	2	(70)
Short-term portion of compensation liabilities	1,048	720	46
of which: Deferred Contingent Capital Plan	93	65	44
of which: other deferred compensation plans	955	655	46
Accrued interest expense	374	255	46
Other	65	29	126
Total accrued expenses and deferred income	1,487	1,006	48

Note 16  Long-term interest-bearing liabilities

Notes issued, overview by amount, maturity and coupon	31.12.16				31.12.15
in million, except where indicated	Carrying value in transaction currency	Carrying value in CHF	Maturity¹	Coupon¹	Carrying value in transaction currency	Carrying value in CHF
Euro-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	1,000	1,071	19.02.22	5.750%	988	1,075
US dollar-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	1,250	1,272	19.02.25	7.000%	1,234	1,236
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,250	1,272	19.02.20	7.125%	1,234	1,236
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,575	1,603	07.08.25	6.875%	1,555	1,558
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,500	1,527	22.03.21	6.875%
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,100	1,120	10.08.21	7.125%
Total long-term interest-bearing liabilities		7,865				5,106

1 The disclosed maturity refers to the optional first call date of the respective issuance and the disclosed coupon refers to the fixed coupon rate from the issue date up to, but excluding, the optional first call date.

Note 17  Compensation-related long-term liabilities

			% change from
CHF million	31.12.16	31.12.15	31.12.15
Long-term portion of net liability related to deferred compensation plan transfer	10	11	(11)
Long-term portion of compensation liabilities	3,469	3,107	12
of which: Deferred Contingent Capital Plan	1,532	1,109	38
of which: other deferred compensation plans	1,937	1,999	(3)
Total compensation-related long-term liabilities	3,479	3,119	12

Note 18  Share capital

On 31 December 2016, the issued share capital consisted of 3,850,766,389 (31 December 2015: 3,849,731,535) registered shares at a par value of CHF 0.10 each.

→   Refer to the “UBS shares” section of this report for more information on UBS Group AG shares

Note 19  Treasury shares

	Number of registered shares	Average price in CHF
Balance as of 31 December 2014	87,871,737	16.94
of which: treasury shares held by UBS Group AG	90,176,988	16.95
of which: short sales of treasury shares by UBS AG and other subsidiaries	(2,305,251)	17.30
Share-for-share exchange	(100,923)	19.90
Acquisitions	89,594,586	17.57
Disposals	(27,510,789)	17.08
Delivery of shares to settle equity-settled awards	(51,148,336)	17.29
Balance as of 31 December 2015	98,706,275	17.51
of which: treasury shares held by UBS Group AG¹	98,465,708	17.50
of which: treasury shares held by UBS AG and other subsidiaries	240,567	19.51
Acquisitions	90,448,847	15.49
Disposals	(2,721,710)	17.82
Delivery of shares to settle equity-settled awards	(47,991,640)	16.86
Balance as of 31 December 2016	138,441,772	16.41
of which: treasury shares held by UBS Group AG¹	138,386,307	16.41
of which: treasury shares held by UBS AG and other subsidiaries	55,465	16.06
1 Treasury shares held by UBS Group AG had a carrying value of CHF 2,271 million as of 31 December 2016 (31 December 2015: CHF 1,724 million).

UBS Group AG standalone financial statements

Additional information

Note 20  Guarantees

As of 31 December 2016, UBS Group AG had issued senior unsecured debt through its subsidiary UBS Group Funding (Jersey) Ltd for a nominal amount equivalent to CHF 17,281 million (31 December 2015: CHF 5,668 million). This debt contributes to the total loss-absorbing capacity (TLAC) of the Group. UBS Group AG issued guarantees to the external investors against any default in payments of interest and principal by UBS Group Funding (Jersey) Ltd.

Note 21  Assets pledged to secure own liabilities

As of 31 December 2016, total pledged assets of UBS Group AG amounted to CHF 4,134 million. These assets consisted of certain liquid assets, marketable securities and financial assets and were pledged to UBS AG. As of 31 December 2015, total pledged assets of UBS Group AG amounted to CHF 41,835 million and primarily consisted of the investment in UBS AG. The associated liabilities secured by these pledged assets were CHF 524 million and CHF 581 million as of 31 December 2016 and 31 December 2015, respectively.

Note 22  Contingent liabilities

UBS Group AG is jointly and severally liable for the combined value added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland.

Note 23  Significant shareholders

Shareholders registered in the UBS Group AG share register with 3% or more of total share capital
% of share capital	31.12.16	31.12.15
Chase Nominees Ltd., London	9.43	9.14
GIC Private Limited, Singapore		6.38
DTC (Cede & Co.), New York¹	6.62	6.14
Nortrust Nominees Ltd., London	3.88	3.60
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

Under the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 19 June 2015 (FMIA), anyone holding shares in a company listed in Switzerland, or holding derivative rights related to shares of such a company, must notify the company and the SIX Swiss Exchange (SIX) if the holding reaches, falls below or exceeds one of the following thresholds: 3, 5, 10, 15, 20, 25, 33 1⁄3, 50, or 66 2⁄3% of voting rights, regardless of whether or not such rights may be exercised. The detailed disclosure requirements and the methodology for calculating the thresholds are defined in the Swiss Financial Market Supervisory Authority Ordinance on Financial Market Infrastructure (FMIO-FINMA). In particular, the FMIO-FINMA sets forth that nominee companies that cannot autonomously decide how voting rights are exercised are not obligated to notify the company and SIX if they reach, exceed or fall below the threshold percentages.

In addition, pursuant to the Swiss Code of Obligations, UBS must disclose in the Notes to its financial statements the identity of any shareholder with a holding of more than 5% of the total share capital of UBS Group AG.

According to disclosure notifications filed with UBS Group AG and the SIX under the applicable Swiss rules, GIC Private Limited disclosed on 10 December 2014 a holding of 7.07% of the total share capital of UBS Group AG. The beneficial owner of this holding is the Government of Singapore. On 10 December 2014, Norges Bank, Oslo, the Central Bank of Norway, disclosed a holding of 3.30%. On 15 January 2015, BlackRock Inc., New York, disclosed a holding of 4.89%. On 10 February 2016, MFS Investment Management, Boston, disclosed a holding of 3.05%, and on 16 November 2016, The Capital Group Companies, Inc., Los Angeles, disclosed a holding of 3.01%.

In accordance with the FMIA, the aforementioned percentages were holdings that are not necessarily also registered in the UBS share register and calculated in relation to the total share capital of UBS Group AG reflected in the AoA at the time of the respective disclosure notification. Information on disclosures under the FMIA is available at www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.

According to the share register, the shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners) listed in the table above were registered in the UBS share register with 3% or more of the total share capital of UBS Group AG as of 31 December 2016 or as of 31 December 2015.

Cross-shareholdings

We have no cross-shareholdings in excess of a reciprocal ownership of 5% of capital or voting rights with any other company.

UBS Group AG standalone financial statements

Note 24  Share and option ownership of the members of the Board of Directors, the Group Executive Board and other employees

Shares awarded
	For the year ended 31.12.16		For the year ended 31.12.15
	Number of shares	Value of shares in CHF million	Number of shares	Value of shares in CHF million
Awarded to members of the BoD	411,962	6	425,258	7
Awarded to members of the GEB	2,572,329	39	2,230,800	37
Awarded to other UBS Group employees	79,900,730	1,107	64,213,472	1,042
Total	82,885,021	1,152	66,869,530	1,087

→   Refer to the “Corporate governance, responsibility and compensation” section in this report for more information on the terms and conditions of the shares and options awarded to the members of the Board of Directors and the Group Executive Board

Number of shares of BoD members¹
Name, function	on 31 December	Number of shares held	Voting rights in %
Axel A. Weber, Chairman	2016	635,751	0.038
	2015	488,889	0.026
Michel Demaré, Vice Chairman	2016	254,287	0.015
	2015	215,992	0.012
David Sidwell, Senior Independent Director	2016	205,540	0.012
	2015	163,317	0.009
Reto Francioni, member	2016	51,567	0.003
	2015	28,787	0.002
Ann F. Godbehere, member	2016	201,457	0.012
	2015	169,054	0.009
Axel P. Lehmann, former member²	2016	–	–
	2015	252,761	0.014
William G. Parrett, member	2016	104,385	0.006
	2015	104,271	0.006
Isabelle Romy, member	2016	91,038	0.005
	2015	66,490	0.004
Robert W. Scully, member²	2016	0	0.000
	2015	–	–
Beatrice Weder di Mauro, member	2016	99,737	0.006
	2015	71,261	0.004
Dieter Wemmer, member²	2016	0	0.000
	2015	–	–
Joseph Yam, member	2016	109,938	0.007
	2015	87,354	0.005
Total	2016	1,753,700	0.104
	2015	1,648,176	0.088

1 Includes blocked and unblocked shares held by BoD members, including those held by related parties. No options were granted in 2016 and 2015.    2 Dieter Wemmer and Robert W. Scully were newly elected at the AGM on 10 May 2016 and Axel P. Lehmann stepped down from the BoD as of 31 December 2015 and joined the GEB on 1 January 2016.

Note 24  Share and option ownership of the members of the Board of Directors, the Group Executive Board and other employees (continued)

Share and option ownership / entitlements of GEB members¹
Name, function	on 31 December	Number of unvested shares / at risk²	Number of vested shares	Total number of shares	Potentially conferred voting rights in %	Number of options³	Potentially conferred voting rights in %⁴
Sergio P. Ermotti, Group Chief Executive Officer	2016	1,365,537	265,515	1,631,052	0.097	0	0.000
	2015	947,964	155,736	1,103,700	0.059	0	0.000
Martin Blessing, President Personal & Corporate Banking and President UBS Switzerland	2016	0	0	0	0.000	0	0.000
	2015	–	–	–		–
Christian Bluhm, Group Chief Risk Officer	2016	0	0	0	0.000	0	0.000
	2015	–	–	–		–
Markus U. Diethelm, Group General Counsel	2016	538,520	154,820	693,340	0.041	0	0.000
	2015	447,694	61,797	509,491	0.027	0	0.000
Lukas Gähwiler, former President Personal & Corporate Banking and President UBS Switzerland	2016	–	–	–		–
	2015	558,657	1,515	560,172	0.030	0	0.000
Kirt Gardner, Group Chief Financial Officer	2016	142,646	38,581	181,227	0.011	0	0.000
	2015	–	–	–		–
Sabine Keller-Busse, Group Head Human Resources	2016	200,272	120,897	321,169	0.019	0	0.000
	2015	–	–	–		–
Ulrich Körner, President Asset Management and President UBS EMEA	2016	797,165	95,597	892,762	0.053	0	0.000
	2015	642,813	95,597	738,410	0.039	0	0.000
Axel P. Lehmann, Group Chief Operating Officer	2016	0	277,978	277,978	0.017	0	0.000
	2015	–	–	–		–
Tom Naratil, President Wealth Management Americas and President UBS Americas	2016	838,193	352,634	1,190,827	0.071	412,917	0.025
	2015	598,172	310,054	908,226	0.049	555,115	0.030
Andrea Orcel, President Investment Bank	2016	1,203,535	207,114	1,410,649	0.084	0	0.000
	2015	933,686	117,646	1,051,332	0.056	0	0.000
Kathryn Shih, President UBS Asia Pacific	2016	567,777	0	567,777	0.034	143,869	0.009
	2015	–	–	–		–
Jürg Zeltner, President Wealth Management	2016	881,976	1,075	883,051	0.053	64,164	0.004
	2015	683,767	3,721	687,488	0.037	86,279	0.005
Total	2016	6,535,621	1,514,211	8,049,832	0.479	620,950	0.037
	2015	6,747,010	1,677,989	8,424,999	0.450	1,401,686	0.075

1 Includes all vested and unvested shares and options of GEB members, including those held by related parties.    2 Includes shares granted under variable compensation plans with forfeiture provisions. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to the “Our deferred variable compensation plans for 2016” in the “Compensation” section of this report for more information on the plans.    3 Refer to “Note 27 Equity participation and other compensation plans” in the “Consolidated financial statements” section of this report for more information.    4 No conversion rights outstanding.

Note 25  Related parties

Related parties are defined under the Swiss Code of Obligations as direct and indirect participants with voting rights of 20% or more, management bodies (BoD and GEB), external auditors and direct and indirect investments in subsidiaries. Payables due to members of the GEB are provided in the table below. Amounts due from and due to subsidiaries are provided on the face of the balance sheet.

			% change from
CHF million	31.12.16	31.12.15	31.12.15
Payables due to the members of the GEB	119	139	(14)
of which: Deferred Contingent Capital Plan	51	53	(4)
of which: other deferred compensation plans	68	86	(21)

▲

Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS Group AG, Zurich

Basel, 9 March 2017

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS Group AG, which comprise the balance sheet, income statement and notes (pages 1 to 15), for the year ended 31 December 2016.

Board of Directors' responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the year ended 31 December 2016 comply with Swiss law and the company's articles of incorporation.

Page 2

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. We have determined that there are no key audit matters to communicate in our report.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a para. 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Marie-Laure Delarue
Licensed audit expert
(Auditor in charge)

Bruno Patusi
Licensed audit expert

BDO

Phone +41 44 444 35 82
Fax +41 44 444 35 35
www.bdo.ch
juerg.caspar@bdo.ch

BDO Ltd
Fabrikstrasse 50
CH-8031 Zurich

Independent Auditor's Report
to the Board of Directors of

UBS Group AG, Zurich

As special auditors of UBS Group AG, we have audited the issue of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase according to article 4a of the articles of association in the period from 1 January 2016 to 31 December 2016 in accordance with article 653f paragraph 1 of the Swiss code of obligations (CO).

According to article 4a of the articles of association, the following possibilities for the issue of conditional capital exist:

- Paragraph 1; employee stock option plans of UBS Group AG, based on the resolution of the extraordinary general meeting of 26 November 2014.
- Paragraph 2; conversion rights and/or warrants granted in connection with the issue of bonds or similar financial instruments, based on the resolution of the extraordinary general meeting of 26 November 2014.

Board of Directors' Responsibility

The Board of Directors is responsible for the new share issue in accordance with the legal requirements and the company's articles of association.

Auditor's Responsibility

Our responsibility is to express an opinion based on our audit as to whether the new share issue complies with Swiss law and the company's articles of incorporation. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the new share issue complies with the legal requirements and the company's articles of incorporation.

An audit involves performing procedures to obtain audit evidence so that significant breaches of the legal requirements and the company's articles of incorporation for the new share issue may be identified with reasonable assurance. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material breaches of the requirements concerning the new share issue, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion

- the issue of 1'034'854 new registered shares with a nominal value of CHF 0.10 per share relating to the employee stock option plans of UBS Group AG, according to article 4a paragraph 1 of the articles of association, was in accordance with the provisions of Swiss law and the company's articles of association;
- no new registered shares relating to the conversion rights and/or warrants granted in connection with the issue of bonds or similar financial instruments, according to article 4a paragraph 2 of the articles of association, were issued in the reporting period.

Zurich, 10 February 2017

BDO Ltd

Jürg Caspar
Auditor in charge
Licensed audit expert

Erik Dommach
Licensed audit expert

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

Zurich, 10 March 2017

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in each of the following registration statements of UBS Group AG, UBS AG and their affiliates:

(1) on Form F-3 (Registration Number 333-204908), and each related prospectus currently outstanding under such registration statement,

(2) on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and each related prospectus currently outstanding under any of the aforementioned registration statements,

(3) the base prospectus of Corporate Asset Backed Corporation (CABCO) dated 23 June 2004 (Registration Number 333-111572),

(4) the Form 8-K of CABCO dated 23 June 2004 (SEC File Number 001-13444), and

(5) the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated 10 May 2004 (Registration Number 033-91744) and 13 May 2004 (Registration Number 033-91744-05),

of our reports dated 9 March 2017, with respect to the standalone financial statements of UBS Group AG for the year ended 31 December 2016 included in this Report of Foreign Private Issuer (Form 6-K) dated March 10, 2017, filed with the Securities and Exchange Commission.

Ernst & Young Ltd

Marie-Laure Delarue
Licensed Audit Expert

Ira S. Fitlin
Certified Public Accountant (U.S.)

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS 111572), the AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333- Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 10, 2017